Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 August 8, 2019


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                 Re: Guggenheim Defined Portfolios, Series 1921
                Diversified Credit Portfolio of ETFs, Series 15
                       File Nos. 333-232221 and 811-03763
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Dear Mr. Bartz:

     This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1921, filed on June 20, 2019 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Diversified Credit Portfolio of ETFs, Series 15 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The "Principal Investment Strategy" section states that the Trust may invest in exchange-traded funds that may invest in convertible bonds. Please disclose whether these exchange-traded funds will substantially invest in contingent convertible securities. If so, please disclose this in the principal investment strategies and provide the corresponding risk disclosures.

     Response: The exchange-traded funds that the trust may invest in do not currently invest substantially in contingent convertible securities.

     2. The "Principal Risks" section states that the Trust invests in exchange-traded funds that invest in senior loans, floating-rate instruments and mortgage-backed securities. Please disclose the Trust's strategy with regard to these securities in the principal investment strategies section.

     Response: In response to this comment, the second sentence of the first paragraph under the "Principal Investment Strategy" section has been revised to the following: "Such fixed-income securities may include convertible securities, senior loans, floating-rate instruments, mortgage-backed securities and municipal bonds."

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP

                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren